Exhibit 99.28

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES CASH DISTRIBUTION

FOR IMMEDIATE RELEASE, Thursday March 23, 2006

PENN WEST ENERGY TRUST (TSX – PWT.UN) is pleased to confirm cash distributions for March 2006

(Calgary, March 23, 2006) / CNW / - Penn West Energy Trust (“the Trust”) confirms that its March 2006 cash distribution will be $0.34 per trust unit payable on April 13, 2006 to unitholders of record on March 31, 2006. The ex-distribution date is March 29, 2006.

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Toll-free: 1-866-693-2707

Fax: (403) 777-2699

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone: (403) 777-2502